CHINA MEDIA GROUP CORPORATION



29 June 2006

Securities and Exchange Commission
Washington .C. 20549
USA

AIRMAIL & FAX: 202-772-9206

Dear Ms. Jenkins

RE: China Media Group Corporation
Form 10-KSB
Filed April 14, 2006
File No. 000-50431

We refer to your letter dated 2 June 2006 which we received on 3 June 2006 and our letter to you dated 15 June 2006.

We offer the following comments to the two issues identified in your letter.

1) <u>Report of Independent Registered Public Accounting Firm</u>
The revised wording of the audit report is attached in Attachment 1 for your comments.

2) <u>ITEM 8A. Controls and Procedures</u>
We will revise the wording for Item 8A as required by Items 307 and 308 (c) of Regulation S-B to include two paragraphs as set out in Attachment 2.

We will amend the 10K filings as indicated in the attachments, and file it after your review and approval of the changes noted above We would appreciate it if you could fax the approval comments/letter to us to our Hong Kong fax number at +852 3171 1206.

Finally the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information please contact us.

For and on Behalf
China Media Group Corporation

Con Unerkov - President

9901 I.H. 10 West, Suite 800, San Antonio, TX 78230, USA.
Tel: 1 (310) 689 8859

CHINA MEDIA GROUP CORPORATION



ATTACHMENT 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
China Media Group, Corp.

We have audited the accompanying balance sheet of China Media Group, Corp., a development stage company (the "Company") as of December 31, 2005 and the related statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2005 and for the period from October 1, 2002 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Media Group, Corp. as of December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005, and for the period from October 1, 2002 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has deficit accumulated during development stage of $338,514 including net losses of $131,903 for the year ended December 31, 2005. These factors as discussed in Note 3 to the financial statements, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kabani & Company, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
March 28, 2006

CHINA MEDIA GROUP CORPORATION

ATTACHMENT 2

Item 8A. Controls and Procedures

Evaluation of Disclosure on Controls and Procedures.

Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this annual report, our president and treasurer have determined that the current disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) or any other factors during the fiscal year ended December 31, 2005, that have materially affected. or are reasonably likely to materially affect our internal control over financial reporting.

9901 I.H. 10 West, Suite 800, San Antonio, TX 78230, USA.
Tel: 1 (310) 689 8859